

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Manny Bettencourt
Chief Executive Officer
Zoompass Holdings, Inc.
2455 Cawthra Rd, Unit 75
Mississauga, ON LSA3P1, CANADA

> **Re: Zoompass Holdings, Inc.**
> **Form 8-K**
> **Filed April 21, 2020**
> **File No. 000-55792**

Dear Mr. Bettencourt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 21, 2020

General

1. Please revise your current report on Form 8-K to provide the information about Blockgration Global Corp. required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　　Scott Kline